UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)

General Parametrics Corporation
(Name of issuer)

Common Stock
(Title of Class of Securities)

370476103
(CUSIP Number)

Herbert B. Baskin, 264 Yale Avenue, Berkeley, California 94708, (510)-524-2740 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 1995
(Date of  Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be"filed"" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 370476103

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         HERBERT B. BASKIN
         ###-##-####
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [  ]
                          (b) [  ]
3        SEC USE ONLY
4        SOURCE OF FUNDS
         N/A
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA
NUMBER OF        7 SOLE VOTING POWER               458
SHARES           8 SHARED VOTING POWER             N/A
BENEFICIALLY     9 SOLE DISPOSITIVE POWER          458
OWNED BY        10 SHARED DISPOSITIVE POWER        N/A
EACH
REPORTING
PERSON
WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         458
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [    ]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .00894%
14       TYPE OF REPORTING PERSON
         IN  (INDIVIDUAL)

SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULES, AND THE SIGNATURE ATTESTATION.


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


Item 1.  Security and Issuer
Common Stock
General Parametrics Corporation
1250 Ninth Street
Berkeley, California 94710

Item 2.  Identity and Background
(a) Herbert B. Baskin
(b) 264 Yale Avenue, Berkeley, California 94708
(c) Chairman of the Board of Directors, President and Chief Executive Officer of General Parametrics Corporation
(d) No
(e) No
(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration
Not applicable since Mr. Baskin sold shares, such sale requiring filing this form.

Item 4. Purpose of Transaction
Not applicable since Mr. Baskin sold shares.

Item 5. Interest in Securities of the Issuer
(a) 458 shares of Common Stock
(b) 458 shares of Common Stock with sole voting power and sole dispositive power; no shares with shared power to vote or to direct the vote.
(c) Sale of 1,400,000 effective July 17, 1995. See Item 6 below.
(d) Not applicable
(e) July 17, 1995

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. On July 17, 1995, Herbert B. Baskin (the ":Seller"), currently the President, Chief Executive Officer and Chairman of the Board of Directors of General Parametrics (the "Registrant"), sold an aggregate of 1,400,000 shares of Common Stock of the Registrant (the "shares") to Gerard M. Jacobs, T. Benjamin Jennings, Donald F. Moorehead and Blue Bird Partners (the "Purchasers") at a purchase price of $2.00 per share, for a total of purchase price of $2,800,000 pursuant to a Common Stock Purchase Agreement between the Seller and the Purchasers dated July 7, 1995 (the "Agreement"). The purchase paid by each Purchaser was paid out of personal funds or working capital. Following the purchase of the Shares, the Purchasers held an aggregate of approximately 27.4% of the outstanding Common Stock of the Registrant. The Agreement provides that Messrs. Jennings and Jacobs will indemnify the Seller for any losses or damages that arise out of (1) any action by the Purchasers, any affiliate of the Purchasers, or any designee of the Purchasers on the Registrant s Board of Directors that occurs after July 17, 1995 or (2) any claim by any third party challenging the lawfulness of the Seller s sale of the Shares if any action against the Seller by the Purchasers, any affiliate of the Purchasers or any designee of the Purchasers on the Registrant s Board of Directors is a material component of such claim. Pursuant to such indemnification provisions, Messrs. Jennings and Jacobs will reimburse the Seller for any legal or other expenses reasonably incurred by Seller in connection with investigating or defending against any such loss or damage. Such indemnification obligations of Messrs. Jennings and Jacobs are joint and several. The description of the Agreement is qualified by reference to the copy of the Agreement attached as an exhibit to this Schedule 13D.


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


The Purchasers have delivered a written request to the Registrant to hold a Special Meeting of Stockholders on August 30, 1995 in order to elect a slate of directors chosen by the purchasers. The registrant plans to hold a Special Meeting of Stockholders on such date and for such purpose.

Item 7. Material to be Filed as Exhibits
Common Stock Purchase Agreement dated July 7, 1995 between Herbert B. Baskin and Gerard M. Jacobs, T. Benjamin Jennings, Donald F. Moorehead and Blue Bird Partners, filed as attachment to this filing.





Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 1995             /S/ Herbert B. Baskin
Date                      Signature

                        COMMON STOCK PURCHASE AGREEMENT

         This Common Stock Purchase Agreement is made as of July 7, 1995, by and among Herbert B. Baskin ("Baskin" or "Seller") and T. Benjamin Jennings and Gerard M. Jacobs (the "Purchasers").

         The parties agree as follows:

                 Sale of Common Shares.

                          Sale of Shares.  Subject to the terms and conditions
of this Agreement, Baskin will sell to the Purchasers and Purchasers will purchase from Baskin an aggregate of 1,400,000 shares of the Common Stock of GPC (the "Common Shares") at a price of $2.00 per share, for a total purchase price of $2,800,000.

                          Allocation of Shares; Additional Purchaser.  The
allocation of the Common Shares to be sold by Baskin shall be as set forth in the Schedule of Purchasers attached as Exhibit A hereto. At any time prior to Closing Date (as herein defined), the Purchasers may elect to add either Donald
F. Moorehead or Louis D. Paolino or both as additional purchasers of the Common Shares (the "Additional Purchasers") by delivering to the Company a new Schedule of Purchasers prior to the Closing Date. In such a case the Purchasers shall reallocate the Common Shares to be sold by Baskin among the Purchasers and the Additional Purchasers in such a manner as the Purchasers determine; provided, however, that any Additional Purchasers shall execute the signature page to this Agreement and provided further that the total number of Common Shares to be purchased by the Purchasers and the Additional Purchasers shall not exceed 1,400,000.

                          Earnest Deposit; Escrow.  Concurrently with the
execution of this Agreement, the Purchasers will deliver to Wilson, Sonsini, Goodrich & Rosati, P.C. ("WSGR"), as counsel for the Seller, the sum of $250,000 as an earnest deposit to be credited against the purchase price at Closing (the "Earnest Deposit"), by check made payable to "Wilson, Sonsini, Goodrich & Rosati Client Trust Account" or by wire transfer as follows:

       Account Name:    Wilson, Sonsini, Goodrich & Rosati Client Trust Account

       Account Number:  14843-00544

       Bank:            Bank of America
                        530 Lytton Avenue
                        Palo Alto, CA  94301

       ABA Number:      #121000358

       International:   Telex #34346

       Reference:       GPC; Robert T. Clarkson


                          Closing Date.  The closing of the purchase and sale of
the Common Shares (the "Closing") shall be held at the offices of Wilson, Sonsini, Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California, at 1:00 p.m. on July 17, 1995 (the date of the Closing is hereinafter referred to as the "Closing Date").

                          Delivery.  Subject to the terms and conditions of
this Agreement, at the Closing, Seller will deliver to Purchasers or its legal counsel stock certificates representing 1,400,000 Common Shares, together with guaranteed stock powers assigning the Common Shares to the Purchasers and Additional Purchasers, if any, against delivery by the Purchasers and Additional Purchasers, if any, of the purchase price therefor, including the Earnest Deposit to be delivered by WSGR at the Closing.

                 Representations and Warranties.

                          Representations and Warranties of Seller.  Seller
represents and warrants to the Purchasers and Additional Purchasers, if any, as follows:

                                  Title to Common Shares.  Upon and immediately
prior to the Closing, the Seller shall own and hold good and marketable title to the Common Shares free and clear of any liens, security interests, restrictions, options or encumbrances (other than restrictions on transfer under applicable securities laws). The Seller has not granted any options of any sort with respect to the Common Shares or any right to acquire the Common Shares other than as contemplated under this Agreement.

                                  Authority to Convey.  The Seller has the full
and unrestricted right, power, capacity and authority to enter into, execute and deliver this Agreement, and as of the Closing will have the full unrestricted right, power, capacity and authority to transfer and deliver good and marketable title to the Common Shares free and clear of any liens, security interests, restrictions, options or encumbrances (other than restrictions on transfer under applicable securities laws) or any community property interest in the Common Shares, and to transfer and deliver the Common Shares. This Agreement is a valid and binding obligation of the Seller enforceable in accordance with its terms.

                                  Valid Transfer.  Upon the payment by the
Purchasers and Additional Purchasers, if any, of the purchase price of the Common Shares in accordance with the terms of this Agreement, and the delivery to the Purchasers and Additional Purchasers, if any, of the certificates for the Common Shares (in form appropriate for transfer), the Purchasers and Additional Purchasers, if any, will have obtained good and marketable title to the Common Shares, free and clear of any liens, security interests, restrictions, options or encumbrances (other than restrictions on transfer under applicable securities laws and this Agreement).

                                  No Conflicts.  The execution, delivery and
performance of this Agreement will not result in any violation of, be in conflict with, or constitute a default under: (i) any provision of any judgment, decree or order to which the Seller is a party or by which it is bound; (ii) any contract, obligation or commitment to which the Seller is a party or by which it is bound; or (iii) to the best of Seller's knowledge, any statute, rule or governmental regulation applicable to the Seller.

                                  Consents.  No consent, approval or
authorization of, or designation, declaration or filing with, any governmental authority or agency is required on the part of the Seller in connection with the valid execution and delivery of this Agreement or the offer and sale of the Common Shares.

                                  Financial Statements and Condition.  The GPC
audited financial statements included in the GPC Annual Report on Form 10-K for the fiscal year ended October 31, 1994, and the unaudited interim financial statements included in the GPC quarterly reports on Form 10-Q for the fiscal quarters ended January 31, 1995 and April 30, 1995 (in each case as filed with the Securities and Exchange Commission) are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated and fairly present the financial condition and results of operation of GPC as of the date and during the periods indicated therein, subject, in the case of the unaudited financial statements included in the quarterly reports on Form 10-Q, to normal year-end audit adjustments, which Seller has no reason to believe will be material. Subject to the proviso in
Section 2.1(i) below, to Seller's knowledge there has been no material adverse change in the financial conditions or operations of the Company since April 30, 1995.

                                  Capitalization.  The authorized stock of GPC
consists of 20,000,000 shares of common stock of which 5,113,635 shares are issued and outstanding and 2,000,000 shares of undesignated preferred stock, none of which are issued or outstanding. All of such shares have been duly authorized and all such issued and outstanding shares have been validly issued and are fully paid and nonassessable. GPC has reserved 976,050 shares of common stock for issuance under its stock option plans, of which options for 477,050 shares have been granted and are outstanding. There are no other options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire, any authorized but unissued shares of capital stock or other securities of GPC.

                                  Litigation, etc.  Except as described in GPC
filings made with the Securities and Exchange Commission ("SEC") or as set forth on Exhibit B, there are no actions, suits, proceedings or investigations pending against GPC or its properties before any court or governmental agency, nor, to the best of the Seller's knowledge, is there any threat thereof, which, either in any case or in the aggregate, could reasonably be expected to result in a material adverse change in the business or financial condition of GPC or any of its properties or assets. GPC is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality.

                                  Disclosure.  Seller has no reason to believe
that any statement by the Seller contained in this Agreement or by GPC in GPC's most recent reports on Form 10-K and 10-Q filed with the SEC, when read together, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made; it being understood, however, that the Purchasers and Additional Purchasers, if any, understand that the GPC operating business is in a state of decline and that, if such decline were to continue without change, there would be a material adverse impact on the financial condition and results of operations of GPC.

                                  Charter Documents.  Attached hereto as
Exhibit C are true and correct copies of the Certificate of Incorporation and Bylaws of GPC, as amended through the date hereof and such documents have not been otherwise amended, rescinded or repealed and are in full force and effect as of the date hereof.

                          Representations and Warranties of Purchasers and
Additional Purchasers. The Purchasers and Additional Purchasers, if any, represent and warrant to the Seller as follows:

                                  Power.  The Purchasers and Additional
Purchasers, if any, have now, or will have at the Closing Date, all requisite legal power and authority to enter into this Agreement, to purchase the Common Shares and to carry out and perform their respective obligations under the terms of this Agreement. This Agreement is a valid and binding obligation of the Purchasers and Additional Purchasers, if any, enforceable in accordance with its terms.

                                  Governmental Consent, etc.  No consent,
approval or authorization of or designation, declaration or filing with any governmental entity or authority is required on the part of the Purchasers and Additional Purchasers, if any, in connection with the valid execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the purchase of the Common Shares.

                                  No Conflicts.  The execution, delivery and
performance of this Agreement will not result in any violation of, be in conflict with, or constitute a default under: (i) any provision or any judgment, decree or order to which the Purchasers and Additional Purchasers, if any, are party or by which any of them is bound; (ii) any contract, obligation or commitment to which the Purchasers and Additional Purchasers are party or by which any of them is bound; or (iii) to the best of Purchasers' and Additional Purchasers' knowledge, any statute, rule or governmental regulation applicable to the Purchasers and Additional Purchasers.

                          Investment Representations.

                                        The Purchasers and Additional
Purchasers, if any, are aware of GPC's business affairs and financial condition and have acquired sufficient information about GPC to reach an informed and knowledgeable decision to acquire the Common Shares and are acquiring the Common Shares for investment for Purchasers' and Additional Purchasers' own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

                                        The Purchasers and Additional
Purchasers, if any, acknowledge and understand that the Common Shares constitute "restricted securities" under the Securities Act and have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchasers' and Additional Purchasers' investment intent as expressed herein. In this connection, the Purchasers and Additional Purchasers, if any, understand that, in the view of the SEC, the statutory basis for such exemption may be unavailable if Purchasers' representation were predicated solely upon a present intention to hold the Common Shares for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the market price of the securities, or for a period of one year or any other fixed period in the future. The Purchasers and Additional Purchasers, if any, further understand that the securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchasers and Additional Purchasers, if any, further acknowledge and understand that GPC is under no obligation to register the Common Shares. Purchasers and Additional Purchasers, if any, understand that the certificates evidencing the Common Shares will be imprinted with a legend which prohibits the transfer of the securities unless they are registered or such registration is not required in the opinion of counsel satisfactory to GPC.

                                        The Purchasers and Additional
Purchasers, if any, are familiar with the provisions of Rule 144 promulgated under the Securities Act which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly from the issuer thereof, (including, for this purpose, an affiliate of the issuer), in a non-public offering subject to the satisfaction of certain conditions. The Purchasers and Additional Purchasers, if any, acknowledge that the Seller may be an affiliate of GPC.

                                        The Purchasers and Additional
Purchasers, if any, further understand that in the event all of the applicable requirements of 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rule 144 is not exclusive, the staff of the SEC has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk. The Purchasers and Additional Purchasers, if any, understand that no assurance can be given that any such other registration exemption will be available in such event.

                 Closing Conditions.

                          Conditions to Obligation of Seller.  The Seller's
obligation to sell the Common Shares to be sold at the Closing is, at the option of the Seller, subject to the fulfillment on or prior to the Closing Date of the following conditions, any of which may be waived by the Seller:


                                Representations and Warranties Correct.  The
representations and warranties made by the Purchasers and Additional Purchasers, if any, in Section 2.2 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date.

                                  No Order Pending, etc.  At the time of the
Closing, the purchase of the Common Shares by the Purchasers and Additional Purchasers, if any, hereunder and the consummation of the transactions contemplated by this Agreement shall be legally permitted by all laws and regulations to which the Seller and the Purchasers and Additional Purchasers, if any, are subject. There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

                                  Execution of Agreement.  In the event that
Additional Purchasers agree to buy any of Baskins' Common Shares, such Additional Purchasers shall have executed signature pages to this Agreement.

                                  Financial Statements.  The Purchasers shall
have delivered to Seller personal financial statements evidencing net worth of at least $2,000,000 each.

                          Conditions to Obligation of Purchasers and Additional
Purchasers. The Purchasers' and Additional Purchasers' obligation to purchase the Common Shares at the Closing is, at the option of the Purchasers and Additional Purchasers, subject to the fulfillment on or prior to the Closing Date of the following conditions:

                                  Representations and Warranties Correct.  The
representations and warranties made by the Seller in Section 2.1 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date.

                                  Covenants.  All covenants contained in the
Agreement to be performed by the Seller on or prior to the Closing Date shall have been performed or complied with in all respects.

                                  No Order Pending, etc.  At the time of the
Closing, the purchase of the Common Shares by the Purchasers and Additional Purchasers, if any, hereunder and the consummation of the transactions contemplated by this Agreement shall be legally permitted by all laws and regulations to which the Sellers and the Purchasers and Additional Purchasers, if any, are subject. There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

                                  Compliance Certificate.  The Purchasers and
the Additional Purchasers, if any, shall have received a certificate executed by Seller to the effect that (A) the Seller's warranties contained in Section 2 hereof are true and correct in all respects as of the Closing Date as if they had been made on and as of the Closing Date and (B) all covenants, agreements and obligations required to be performed by Seller at or prior to the Closing Date have been performed or complied with in all respects.

                                  The Purchasers and Additional Purchasers, if
any, shall have received a legal opinion of WSGR in substantially the form attached hereto as Exhibit D.

                 Indemnification.

                          Indemnification.  The Purchasers (but not the
Additional Purchasers, if any) will indemnify Seller and hold Seller harmless from and against any and all losses, claims, damages or liabilities, joint or several, to which Seller may become subject, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon

         (i) any action by the Purchasers or by Additional Purchasers, by any affiliate of the Purchasers or of Additional Purchasers, or by any designee of the Purchasers or of Additional Purchasers on the GPC Board of Directors, that occurs after the Closing or

         (ii) a claim by any person challenging the lawfulness or propriety of Baskin's sale of the Common Shares hereunder if (but only if) any action that occurs after the Closing described in clause (i) of this sentence is a material component of such claim, and in any such circumstance will reimburse the Seller, as incurred, for any legal or other expenses reasonably incurred by Seller in connection with investigating or defending against any such loss, claim, damage, liability, action or proceeding. The Purchasers' obligations hereunder shall not be construed to indemnify Seller for any claim (A) that is not covered by clauses
(i) or (ii) above or (B) to the extent that such claim arises out of facts or circumstances which also constitute a breach of Seller's representations and warranties in Section 2.1. The obligations of the Purchasers are joint and several.

                          Participation in Proceedings.  Promptly after receipt
by Seller of notice of the commencement of any action within the scope of
Section 4.1 above, Seller shall, if a claim for indemnification is to be made against Purchasers under such section, notify the Purchasers in writing of the commencement thereof; but the omission so to notify the Purchasers (a) shall not relieve any Purchaser from any liability which he may have to Seller otherwise than under such section and (b) shall not relieve any Purchaser from liability under such section except to the extent that any such omission actually and directly prejudiced such Purchaser's ability to defend against such claim. In case any such action shall be brought against Seller, and he shall notify the Purchasers of the commencement thereof, the Purchasers shall be entitled to participate in, and, to the extent that they shall wish, to assume the defense thereof, with counsel satisfactory to Seller, and after notice from the Purchasers to Seller of the Purchasers' election so to assume the defense thereof, the Purchasers shall not be liable to Seller under such section for any legal or other expenses subsequently incurred by Seller in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Seller reasonably determines that there may be a conflict between the positions of the Purchasers and of the Seller in conducting the defense of such action or that there may be legal defenses available to Seller different from or in addition to those available to the Purchasers, then counsel for the Seller shall be entitled to conduct the defense to the extent reasonably determined by such counsel to be necessary to protect the interests of the Seller and (ii) in any event, the Seller shall be entitled to have counsel chosen by Seller participate in, but not conduct, the defense. The Purchasers shall jointly and severally bear the legal and other expenses incurred in connection with the conduct of the defense as referred to in clause (i) of the proviso to the preceding sentence and the Purchasers shall jointly and severally bear such other expenses as the Purchasers have authorized to be incurred by Seller. The Purchasers will pay legal and other expenses to be borne by the Purchasers in accordance with the preceding sentence no less frequently than every sixty (60) days, provided that the Seller shall have provided the Purchasers with such written documentation with respect to such expenses as is reasonably requested by the Purchasers. If, within a reasonable time after receipt of the notice, the Purchasers shall have not elected to assume the defense of the action, the Purchasers shall be responsible for any legal or other expenses incurred by the Seller in connection with the defense of the action, suit, investigation, inquiry or proceedings.

                 Termination.

                          Termination by Seller.  Seller may terminate this
Agreement after July 17, 1995 if the Closing has not occurred by July 17, 1995 through no fault of Seller.

                          Termination by Purchasers.  The Purchasers may
terminate this Agreement after July 17, 1995 if the Closing has not occurred by July 17, 1995 through no fault of the Purchaser or Additional Purchasers.


                          Effect of Termination.  Upon any termination of this
Agreement, all obligations hereunder shall terminate and be of no further force or effect. If the Agreement is terminated by Seller pursuant to Section 5.1, and prior to such termination all conditions to Purchasers' and Additional Purchasers' obligation to close the transaction as set forth in Section 3.2 have been satisfied, WSGR shall pay to the Seller the Earnest Deposit. If the Agreement is terminated by the Purchasers pursuant to Section 5.2 because the conditions set forth in Section 3.2 have not all been satisfied, WSGR shall return the Earnest Deposit to the Purchasers.

                 Miscellaneous.

                          Further Instruments.  Each party agrees to execute
and deliver such further instruments and documents, and to take such further actions, as may be reasonably requested by the other after the Closing to carry out the purposes of this Agreement.

                          Waivers and Amendments.  This Agreement or any
provision hereof may be amended only by a statement in writing signed by the party against which enforcement of the amendment is sought.

                          Representation by Counsel.  Each party acknowledges
that it has been represented by independent legal counsel of its own choice throughout all of the negotiations which preceded the execution of this Agreement and that it has executed this Agreement with advice of such independent legal counsel. Each party further acknowledges that it and its counsel have had adequate opportunity to make whatever investigation or inquiry they may deem necessary or desirable in connection with the subject matter of this Agreement prior to the execution hereof and the delivery and acceptance of the consideration specified herein.

                          Severabilit.  If any term, provision, covenant or
condition of this Agreement is held invalid or unenforceable for any reason, the parties agree that such invalidity will not affect the validity of the remaining provisions of this Agreement, and further agree to substitute for the invalid provision a valid provision which most closely approximates the intent and economic effect of the invalid provision.

                          Construction of Agreement.  This Agreement has been
negotiated by the respective parties hereto and their attorneys and the language hereof shall not be construed for or against any party. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement, which shall be considered as a whole. Whenever in this Agreement the context so requires, the neuter gender shall be deemed to refer to and include the feminine and masculine, and the singular to refer to and include the plural.

                          Governing Law.  This Agreement shall be governed in
all respects by the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within California.

                          Successors and Assigns.  Except as otherwise provided
herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

                          Entire Agreement.  This Agreement constitutes the
full and entire understanding between the parties with regard to the subjects hereof, and supersedes and terminates all prior discussions and agreements, oral or written.

                          Fees and Expenses.  Each of the Seller and the
Purchasers and Additional Purchasers, if any, shall pay for its own commissions, fees or other expense incurred with respect to the transactions covered by this Agreement.

                          Notices, et.  All notices and other communications
required or permitted hereunder shall be in writing and shall be delivered personally, mailed by first class mail, postage prepaid, or delivered by facsimile or by Federal Express or other reputable overnight courier, addressed if to the Seller, Purchasers and Additional Purchasers, if any, at their respective addresses appearing on Exhibit A attached to this Agreement.

                          Arbitration.  Any dispute arising out of this
Agreement will be submitted to binding arbitration pursuant to the California Arbitration Act (California Code of Civil Procedure, Section 1280 and following) to the fullest extent permitted by law. Any party may, within 90 days of the occurrence of the event giving rise to the dispute, initiate arbitration by notifying the other in writing. Failure to initiate arbitration within such 90 day period, or such extended period as may be mutually agreed upon in writing within such 90 day period, shall constitute a waiver of any and all such claims and they shall be forever barred. All parties will attempt to agree upon a mutually acceptable arbitrator. If the Purchasers and the Seller are unable to agree upon one arbitrator, then the Purchasers shall collectively pick one arbitrator, the Seller shall pick a second arbitrator and the two arbitrators shall together select a third arbitrator and the three shall act as a panel of arbitrators, acting by majority vote of the three arbitrators. The arbitrator's decision will be final and binding on both parties. Arbitration proceedings shall be held in San Francisco, California. The Purchasers and the Seller will each bear their own costs in connection with any such arbitration. The cost of the arbitrator shall be shared 50% by the Purchasers and 50% by the Seller. The arbitrator shall have no authority to award punitive or exemplary damages against any party, nor shall the arbitrator have any authority to grant injunctive relief. This arbitration provision shall constitute the exclusive remedy for any and all claims under this Agreement. Any damages awarded by the arbitrator as set forth above shall bear interest at the lower of (i) 1.5% per month or (ii) the highest maximum permissible interest rate under California law. Interest shall run from the date any payment was due, in the case of any damages arising from any party's failure to pay any sums when due, or from the date the Agreement was breached, in the case of any other breach of the Agreement.

                          Additional Purchasers.  Purchasers acknowledge that
in purchasing the Common Shares they are acting as a "group" for purposes of the rules and regulations under the Securities Exchange Act of 1934. Nothing in this Agreement shall be deemed to constitute any Additional Purchaser as a part of such "group" or be deemed an admission by any such Additional Purchaser that he is acting in concert with any other person.

         IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first written above.

"SELLER"                                                    "PURCHASERS"




-------------------------------------------                 ---------------------------------------------------
Herbert B. Baskin                                                   T. Benjamin Jennings



                                                            ---------------------------------------------------
                                                                    Gerard H. Jacobs




                                                            "ADDITIONAL PURCHASERS"




                                                            ------------------------------------------
                                                                    Donald F. Moorehead



                                                            ------------------------------------------
                                                                    Louis D. Paolino

                                   EXHIBIT A

                        ADDRESSES; ALLOCATION OF SHARES

I.       ADDRESSES

         SELLER NAME AND ADDRESS

         Herbert B. Baskin
         264 Yale Avenue
         Berkeley, CA  94708

         NAMES AND ADDRESSES OF PURCHASERS

         T. Benjamin Jennings
         622 Meadowview Lane
         Coppell, Texas 75019

         Gerard M. Jacobs
         7600 Augusta Street
         River Forest, Illinois 60305

         NAMES AND ADDRESSES OF ADDITIONAL PURCHASERS

         Donald. F. Moorehead
         1801 Burningtree Lane
         River Forest, Illinois 60305

         Louis D. Paolino, Trustee for Blue Bird Partners
         500 E. Mantua Avenue
         Wenonah, New Jersey 08090

II.      ALLOCATION OF SHARES

                                                                   Number of Common
                                                                     Shares to be
                Name                                                  Purchased

         T. Benjamin Jennings                                          450,000

         Gerard M. Jacobs                                              450,000

         Donald F. Moorehead                                           250,000

         Louis D. Paolino, Trustee for Blue Bird Partners              250,000